Filed pursuant to Rule 433
Registration Statement No. 333-158354
October 29, 2009
Free Writing Prospectus
Published or Distributed by Media
filed by Insulet Corporation
This free writing prospectus is being furnished on behalf of Insulet Corporation (“Insulet”).
Internet Audio Broadcast on October 28, 2009
On October 28, 2009, Wall Street Reporter (“Wall Street Reporter”) broadcast an interview with Duane DeSisto, the President and Chief Executive Officer of Insulet, on its website at 4:10 pm Eastern time. The full text of the interview is reproduced below.
The interview posted by Wall Street Reporter was not prepared by or reviewed by Insulet prior to its broadcasting. Wall Street Reporter is not affiliated with Insulet. Insulet did not make any payment or give any consideration to Wall Street Reporter in connection with the broadcast of the interview described here or any other article or broadcast published by it concerning Insulet. Statements in the interview that are not made directly by Mr. DeSisto represent Wall Street Reporter’s or others’ opinions, and are not endorsed by Insulet.
Clarifications
For purposes of clarification, it should be noted that:
1.	With respect to the statement in the fourth paragraph of the transcript that the company “had fifty sales people for the first time in the third quarter and this year,” the company actually employed more than 50 individuals in the sales group prior to the third quarter of 2008, but many were not considered fully effective as they had not yet completed their training or been fully oriented in their territories until the third quarter of 2008.
2.	With respect to the statement in the sixteenth paragraph of the transcript that the company has “18 issued patents and literally thousands of applications,” the company estimates that it has thousands of patent claims, not patent applications.
Transcript of the Internet Audio
Name: Duane DeSisto
Title: President and Chief Executive Officer
Company: Insulet Corporation
Date: October 28, 2009
Channel: www.wallsteetreporter.com
Duration: 17 min 03 sec
     INTERVIEWER: Good day from Wall Street, This is Juan Costello, Senior Analyst with the Wall Street Reporter, and Joining us today is Duane DeSisto, CEO and President of Insulet Corporation. The company trades on NASDAQ. The ticker symbol is PODD and Insulet Corp. is a medical device company that develops, manufactures and markets insulin infusion systems for people with insulin dependent diabetes. Thank for joining us today there Duane.
     DUANE: Thanks for having me.
     INTERVIEWER: Great now earlier in the year the Company received the Boston Business Journal award as the second fastest growing public company in Massachusetts and recently the company posted its quarterly results which saw a revenue increase of 85% from last quarter. What were some of the value drivers behind your quarterly results Duane which were a particular improvement?
     DUANE: I think there are a couple of things to note. First of all, when you take a look at that growth that we posted in that third quarter of this year vs. the third quarter of last year it is the first comparable quarter to quarter growth in which we had a nation wide sales force. Last year we had fifty sales people for the first time in the third quarter and this year I we had fifty, so I think we are very very excited about that and I think that when you breakdown the pieces of the growth basically what has happened is a lot of territories that we have been developing we have put people on the product and they have continued to grow. The thing that is very very exciting to us is that if you take the top 20% of our sales force in the third quarter of this year the productivity continues to be up over our second quarter and over last year which basically tells us we really haven’t maxed out their productivity which is a very very exciting fact for us. Our sales force is producing on average one pump referral per rep per day which is pretty phenomenal in this business.
     INTERVIEWER: Certainly and as a result of this you also raised your revenue guidance for next quarter?
     DUANE: That’s correct and the part of this is what makes us a little different then a traditional insulin pump, ours is a subscription model so what happens to the extent is we put more people on in this quarter, they’ll come back. Typically what happens is when you first receive your shipment you receive three months worth of disposables which are the actual pumps themselves, the OmniPod, at a time. So what happens is they will come back to us late in the fourth quarter for a re-up or re-order.
     INTERVIEWER: Yeah definitely, so talk to us about your main product which is the FDA approved OmniPod Insulin Management System and how it makes life easier on patients.
     DUANE: Sure, I think the interesting thing is, I can give you a quick history lesson on the insulin pump business, there are about 1.5 million people in the United States that have Type 1 diabetes and basically insulin pump in a traditional fashion is an expensive piece of hardware 5,000-6,000 dollars, forty inches of tubing, manual insertion sets, have been around for almost three decades. That form of a product has penetrated that market about 25%. What makes OmniPod really unique is the first real innovation in insulin pump technology like I said in almost thirty years and what we were able to do is we spent a lot of time in the early days of the company talking to patients and doctors why you prescribe and why would a patient be willing to take over three to five shots a day over being on a pump, and what we really found out is that is if we can make it easier for people to use they would be more then happy to wear it. They understand that three to five needles a day is not optimal and that they really didn’t want to go through the hassle of a traditional insulin Pump. They didn’t want to go through the fact that it would typically be worn on a belt with people asking why does your blackberry have tubing coming out of it. So what we created with the handheld device which we call the personal diabetes manager which has all the functionality of a traditional insulin pump but with a big easy to use screen, simple English language pointers to the keys for the customers, has a carb database and built in glucose monitor, and then we have a product that is basically our OmniPod. It’s basically an insulin pump. You fill it, remove the adhesive and put it on your body. Then through electronic commands from the handheld device it automatically inserts the catheter as the metal cannula fires into your body retracts in one 200th of a second and it leaves behind a teflon canula and the thing that makes it really exciting for people is that this process takes about 5 minutes to change out, and it’s completely discrete. If someone pulled our hand held device out, it looks like a blackberry or cell phone or something in the hand, so people really don’t know they have diabetes, which for some people this is an important feature.
     INTERVIEWER: Right, certainly. Okay, talk about some of the market trends as for diabetes and diabetes products and how well positioned the company is to capitalize on some of those trends. I know you have the eco pod program in place to become greener.
     DUANE: Sure. I think there are a couple of trends in the market place. I think one is overall, the type one population is growing, based on statistics by about 10% each year, so unfortunately, this is going in the right direction for our business. The other trend that is specific to us is that 70% of our customers have never been on an insulin pump before. So Insulet is growing the market space.We are increasing the penetration among type 1 diabetes patients and it really comes down to the ease of use and we’re making diabetes a smaller part of people’s lives. One of the things we get a lot of feedback on is when people go through and look at this device, and all this engineering “I don’t feel comfortable throwing it away — there’s batteries in it, what is the impact on the environment.” We took that to heart and we took our time and investigate the best way to dispose of these. We basically came up with an eco friendly product, so that what will happen is that we will ship a bag to the patient and they could put 3 months worth of pods in the bag and it would go directly to a refiner who removes all the metals and pulverizes the rest of the product down to dust so we would dramatically improve what goes into the landfill. Batteries and other things are completely removed from the device. It’s been amazing how well this has been received. The funny story is that we have patients that called and said I need 4 bags and we said you should only send back 3 months at a time and they said “I kept all my pods because I did not feel good about throwing them away.” So It’s been very well received by our customers.
     INTERVIEWER: Yes. Sounds like a win win. So what else makes the company unique from some of the other players in your sector?
     DUANE: I think the form factor to just not underestimate how big the form factor and ease of use is to this product. We do what the other people do. We have a fully-trained clinical service team, nurse educators are in the field helping and 24 hour a day, 7 days a week customer service, but I think more than anything else, we made the product so easy to use that the patient gets comfortable with it very early. I’ll give you the best example I think I have of this. We had a patient for over a decade now, whose doctor has told him to go on an insulin pump. He was having trouble controlling his diabetes. He’s over 60 years old and there were two things — he didn’t like the form factor of the traditional pump with 40 inches of tubing, and the other piece was, I think he was afraid of the technology. So finally, when he heard about this tubeless insulin pump, he went to the Mayo Clinic and they showed him the product. And at 64 years young, as he told me to call him, basically he went from decades of giving himself multiple shots a day on to our product. His A1C has dropped dramatically and he’s actually planning on going on a trip overseas for the first time in decades. So I think that’s the best indication as to why we’re gaining traction in this space.
     INTERVIEWER: Right. It’s all about convenience and accessibility. So perhaps you can walk us through your background and experience Duane, as well as the key management team at Insulet.
     DUANE: Sure, I think, you know I think my background kind of in a nutshell, spent most of my career in the medical device industry. I was the CFO of Zoll Medical for ten years. I think I was employee number 15 or 20 at Zoll and helped grow that business — took them public. Then I went on — got involved a little bit in the whole kind of B to B play — I worked for the Kraft group — the guys that own the football team that hopefully will be . . . . here in a couple of weeks
     INTERVIEWER: I know, the ah . . . .
     DUANE: so and you know I ran their . . . I ran their B to B play, and then when that got bought out, just to prove what a small world it is, the recruiter that had placed me at Zoll Medical years and years ago was in the same building as the Kraft group is and we had sold that B to B play out, I ran into him and then, you know, for the last 8, 9 years I’ve been, I’ve been at Insulet. I think when you look at the other key members of the management team, we have Luis Malave who’s been here probably just six months shy of what I’ve been with the company and Luis spent most of, most of his career at Minimed and when Medtronic acquired the company, he decided he wanted to get back to a smallcompany, so it was very exciting to be able to to be able to bring him on board, and he’s the Chief Operating Officer of the company. He oversees the manufacturing R&D, big assets of the company. Tony Diehl who is our general counsel, one of the things that’s kind of unique about the position, that we have in the marketplace, if you look at infusion pumps have been around for decades like I said and so it’s littered with IP and you know it’s kind of a landmine out there and what happens is very early on we thought we had a unique product a unique way to develop the product and so one, you know, if you had told me ten years ago that one of my key hires would be a lawyer, I would have laughed at you but we brought Tony in. His background, he’sgeneral counsel for the company, but his background was as a patent attorney and he helped us build a very — we’re very excited, we have the second largest patent portfolio in this space. We have, I think 18 issued patents and literally thousands of applications, so I think that was a key hire. And just recently we brought, we brought on Brian Roberts as our CFO — he has a lot of experience in developing small companies into big companies in the public forum. And our most recent hire was Peter Devlin who’s come on as the Chief Commercial Officer for the company. Peter’s job is really to kind of help us get to the next phase. Peter he spent I believe about ten years at Abbott. He was involved with their diabetes business in his last stop, and he’s helping us build really kind of integrate the commercial organization. I think we have a world class sales force and nurse educators, but we want to have a world class customer service-reimbursement arm, marketing and you know his background is very well suited to help us get to the next level.
     INTERVIEWER: Sounds good, and what specific goals and objectives does the management team hope to accomplish over the course of the next 12 months.
     DUANE: I think we have a couple of things very, you know very clearly in our sights, you know our next big step I think from a driving revenue really to get to that hundred million dollar mark which we think will be very, very exciting for us, we have two new products in the queue that we hope to get into the FDA — one by the end of this year and the second by the middle of next year. One is an integration of our handheld device with a continuous sensor so we’re excited about that. And then the next will be our next generation OmniPod which about is a third smaller and about I think 30-40% less in cost that we’re hoping to really get into the agency by mid-next year so you know I think on that front . . . And I think the last big one is we are working diligently to try to find a partner to help us bring this product international and . . . We have CE mark approval and we’ve just received approval for the product in Canada so you know so we have half the battle won here and the other half is really to find a partner to help us bring this, bring this outside the United States.
     INTERVIEWER: Well, yeah, I was just going to ask you in terms of you know some of these products that you’re hoping to bring into fruition you know will you continue to develop most of them organically or you know will you consider some M&A activity here?
     DUANE: No I think, you know, let’s put it this way down the road, who knows, but where we are today, I think, I think, and this will sound, this might sound a little out there, but I think because we’re a small company, we’re so close to the customers and the doctors, I think we have a very good handle on the next two or three products that we ought to, we ought to be bringing to the marketplace. I think we have a clear understanding of what the patients’ expectations are, what the doctors’ expectations are, and what the potential clinical benefits are so the R&D from that regard will continue to be organic, you know not to say down the road if something makes some sense we wouldn’t think about that. And then, you know and I think the other thing that we’ve done a pretty good job of is understanding what we’re not. We’re not a continuous sensing company, so we’re trying to partner with the two big players out there that have continuous sensing so, we will partner with other companies with technology to incorporate into our platform.
     INTERVIEWER: very good answer, Duane, and switching gears, do you believe that the company’s investment story and upside potential are completely understood and appreciated by the financial community?
     DUANE: I think, you know, I think it’s clearly understood, I think that the challenges that were faced by the company I mean if you go back just one year we were losing money at the gross profit line. So you know we’ve laid out a plan, I think we’ve executed very well to that plan and I think, you know every quarter that comes by and we deliver on what we say we’re going to do, I think you know it will be a good thing in terms of the valuation of the company.
     INTERVIEWER: Great and so once again, joining us today is Duane DeSisto CEO and President of Insulet Corporation which trades on NASDAQ, ticker symbol is PODD and is currently trading at $10.68 a share. Now before we conclude, Duane, what are some of the key reasons why investors should consider the company as a good long term investment opportunity?
     DUANE: Look, I think, I think a couple of things, one is diabetes is not going away any time soon so I think that’s pretty clear that this will be a market that continues to grow. I think the other thing is quite simply is that I believe the winner in the disposable pump space is going to be the company that can provide the lowest cost easiest to use product. We’ve developed that space, we understand that space, and everyone’s running to catch up. And I think, you know I think we’re fortunate in that we have pretty much all the key employees we had back when we developed the first pod, and those guys are all still on board here helping us push the envelope. I really do believe that it’s pretty simple for us. I think if we execute we will continue to grow the market and we will continue to take market share from the big guys.
     INTERVIEWER: Great well we certainly do look forward to continuing to track the company’s growth and progress, and I’d like to thank you for taking the time today to update our investors.
     Thank you very much.
Cautionary Note Regarding Forward-Looking Statements
This free writing prospectus contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding: the productivity and potential of Insulet’s sales force, its expected renewal and attrition rates, market trends, the impact of its Eco-Pod Program, its ability to secure regulatory approvals, Insulet’s potential revenue, operating losses and the likelihood of profitability, the development of its new products and demand for those products, any future acquisitions, Insulet’s ability to compete, and financial performance. These forward-looking statements are based on its current expectations and beliefs concerning future developments and their potential effects on it. There can be no assurance that future developments affecting it will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond its control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: risks associated with the Company’s dependence on the OmniPod System; Insulet’s ability to increase customer orders and manufacturing volumes; adverse changes in general economic conditions; impact of healthcare reform legislation; Insulet’s inability to raise additional funds in the future on acceptable terms or at all; potential supply problems or price fluctuations with sole source or other third-party suppliers on which Insulet is dependent; international business risks; Insulet’s inability to obtain adequate coverage or reimbursement from third-party payors for the OmniPod System and potential adverse changes in reimbursement rates or policies relating to the OmniPod; potential adverse effects resulting from competition with competitors; technological innovations adversely affecting the Company’s business; potential termination of Insulet’s license to incorporate a blood glucose meter into the OmniPod System; Insulet’s ability to protect its intellectual property and other proprietary rights; conflicts with the intellectual property of third parties, including claims that Insulet’s current or future products infringe the proprietary rights of others; adverse regulatory or legal actions relating to the OmniPod System; failure of Insulet’s contract manufacturers or component suppliers to comply with FDA’s quality system regulations, the potential violation of federal or state laws prohibiting “kickbacks” or protecting patient health information, or any challenges to or investigations into Insulet’s practices under these laws; product liability lawsuits that may be brought against Insulet; reduced retention rates; unfavorable results of clinical studies relating to the OmniPod System or the products of Insulet’s competitors; potential future publication of articles or announcement of positions by physician associations or other organizations that are unfavorable to Insulet’s products; the expansion, or attempted expansion, into foreign markets; the concentration of substantially all of Insulet’s manufacturing capacity at a single location in China and substantially all of Insulet’s inventory at a single location in Massachusetts; Insulet’s ability to attract and retain key personnel; Insulet’s ability to manage its growth; fluctuations in quarterly results of operations; risks associated with potential future acquisitions; Insulet’s ability to generate sufficient cash to service all of its indebtedness; the expansion of Insulet’s distribution network; and Insulet’s ability to successfully maintain effective internal controls. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the preliminary prospectus supplement Insulet filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2009, and the information incorporated by reference in the preliminary prospectus supplement. Insulet undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this free writing prospectus.
Insulet has filed a registration statement (including a preliminary prospectus supplement, an accompanying prospectus and documents incorporated therein by reference) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus, the documents incorporated by reference in that registration statement and other documents Insulet has filed or may in the future file with the SEC for more complete information about Insulet and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Insulet, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by calling (681) 254-1735.